January 19, 2016

VIA EMAIL & EDGAR

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	W2007 Grace Acquisition I, Inc. Schedule 13E-3 Filed August 14, 2015 by W2007 Grace Acquisition I, Inc. et al.
Schedule 13E-3/A filed September 22, October 7, December 8, 2015, January 7 and January 12, 2016 File No. 5-43459

Dear Mr. Panos:

On behalf of W2007 Grace Acquisition I, Inc. (the “Company”), W2007 Grace Acquisition II, Inc. (“Merger Sub”), W2007 Grace II, LLC (“Parent”), PFD Holdings, LLC (“PFD Holdings”), W2007 Grace I, LLC (“W2007 Grace I”), Whitehall Parallel Global Real Estate Limited Partnership 2007 (“Whitehall Parallel”), W2007 Finance Sub, LLC (“Finance Sub”), Whitehall Street Global Real Estate Limited Partnership 2007 (“Whitehall”, and together with Finance Sub and Whitehall Parallel, the “Whitehall Entities”), The Goldman Sachs Group, Inc. (“GS Group”), Todd Giannoble, Greg Fay and Brian Nordahl (each of the foregoing collectively, the “Filing Persons”) we are writing to respond to the letter from the Staff of the Office of Mergers & Acquisitions of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 15, 2016, regarding the transaction statement on Schedule 13E-3 filed with the Commission on August 14, 2015, as amended on September 21, 2015 (“Amendment No. 1”), October 7, 2015 (“Amendment No. 2”), December 8, 2015 (“Amendment No. 3”), January 7, 2016 (“Amendment No. 4”) and January 12, 2016 (“Amendment No. 5” and the Schedule 13E-3 as amended by Amendments No. 1, 2, 3, 4 and 5 the “Schedule 13E-3”). For your convenience, this letter is formatted to reproduce the Staff’s numbered comments in bold text followed by responses on behalf of the Filing Persons.

Nicholas P. Panos

United States Securities and Exchange Commission

January 19, 2016

In addition, the Filing Persons have revised the Schedule 13E-3 in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 6 thereto, the final amendment reporting the results of the transaction. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Schedule 13E-3, and all page numbers referenced herein are to the Schedule 13E-3 as so amended.

Schedule 13E-3 | Fairness of the Merger

1.	W2007 represented that “the consideration of $26.00 per share [ ] is greater than any value that could be realized by holders of the Preferred Stock from a liquidation or sale of assets of the Company out of the sale proceeds of the ARC Transaction and any reasonably expected proceeds from the sale of the Excluded Hotel Assets…” W2007 did not, however, quantify the excluded “preferred return” when describing the “Estimated Proceeds over Time” from the ARC Transaction, and appears to have omitted the full $17.68 million value of its 3.0% interest in Senior Mezz from the ARC Transaction as previously reported in the Form 8-K/A filed on May 1, 2015. W2007 appears to have alternatively disclosed the referenced interest at a lower value of $12.9 million in the Rule 13e-3 transaction filings. Notwithstanding these exclusions, W2007 described the $26 as a premium to the $22.96 per share value it ascribed to the “Estimated Proceeds over Time.” Please provide us with a legal analysis explaining how W2007 ostensibly concluded the existing disclosures were not inconsistent with Rule 13e-3(c)(1). Refer also to Item 15 of Schedule 13E-3 and corresponding Item 1011(c) of Regulation M-A.

The Company respectfully advises the Staff that the Form 8-K/A filed on May 1, 2015 was further amended by a subsequent Form 8-K/A filed on June 30, 2015. In the June 30, 2015 filing, the pro forma “Investment in Senior Mezz” was revised from $17.68 million to $3.41 million, due to further accounting guidance the Company received and was not reflective of any change in the Company’s cash position but rather the way in which the ARC Transaction was reported for accounting purposes. As such, the Company respectfully submits that the $17.68 million number should not be relevant.

Additionally, we note that in the Schedule 13E-3, the Company included two values that its board of directors considered in determining the fairness of the merger consideration to holders of the Preferred Stock: the “estimated proceeds over time from the ARC Transaction” and the “estimated present value of proceeds from the ARC Transaction.” The estimated proceeds over time from the ARC Transaction of $22.46 excluded, among other things “any preferred return that may be received in connection with the Class A Interests” and “a present value discount to the repayment of the Class A Interests or any preferred return, which payments will occur over time,” “any value attributed to the Excluded Hotel Assets” and “any cash, other working capital assets and liabilities of the Company which might otherwise result in a distribution to holders of the Preferred Stock in connection with the liquidation of the Company.”

The Company believes that the estimated proceeds over time from the ARC Transaction as described in the Schedule 13E-3 was clear. The proceeds in respect of the Senior Mezz Hotels represented the 3% interest in the $84.6 million in net cash proceeds that Senior Mezz received as a result of the ARC Transaction (equal to $2.5 million), plus the 3%

Nicholas P. Panos

United States Securities and Exchange Commission

January 19, 2016

interest in the Class A Interests with an initial capital contribution of $347.3 million that Senior Mezz received as a result of the ARC Transaction without regard to the preferred return (equal to $10.4 million). These amounts excluded any preferred return that may be received in connection with the Class A Interests, a present value discount to the repayment of the Class A Interests or any preferred return, any value attributed to the Excluded Hotel Assets and any cash, other working capital assets and liabilities of the Company. These exclusions were disclosed in the narrative and table in the Schedule 13E-3. To provide additional metrics to consider the fairness of the merger, the Company presented the estimated present value of proceeds from the ARC Transaction which included the preferred return in respect of the Trust Hotels and the Senior Mezz Hotels and also applied a present value discount, as the Company believed it to be important to assessing the value over time of the ARC Transaction proceeds. This resulted in a lower value attributable to the ARC Transaction proceeds, as the discount rate of 15% was greater than the rate of the preferred return. The Company used the discount rate that it believed was appropriate in the circumstances.

In addition, the $22.96 per share value of estimated proceeds over time from the ARC Transaction in the Schedule 13E-3 was limited to the proceeds from the Hotels sold in the ARC Transaction and the value of the ten Excluded Hotels whereas the May 1, 2015 Form 8-K/A amount represented in “Investment in Senior Mezz” included the Company’s pro rata share (3%) of the proceeds from the Hotels sold in the ARC Transaction, the value of the ten Excluded Hotels and other assets and liabilities on Senior Mezz’s balance sheet. In the Schedule 13E-3, the value attributable to the Excluded Hotels was estimated to be $98.0 million, with the Company’s 3% interest in that amount being equal to $2.9 million. Thus, the value of the Senior Mezz Hotels (i.e., the amount included in the estimated proceeds over time from the ARC Transaction with respect to the Senior Mezz Hotels plus the expected proceeds from the sale of the Excluded Hotels) as presented in the Schedule 13E-3 was $15.8 million. Additionally, as noted above the calculation in the Schedule 13E-3 excluded “cash, other working capital assets and liabilities” which accounted for the remaining difference of $1.98 million between the $15.8 million and the $17.68 million presented in the May 1, 2015 Form 8-K/A. Any such difference would have represented only an additional recovery of $0.32 per share of Preferred Stock. However, as described above, the Company respectfully submits that the $17.68 million is no longer a meaningful number. The Company continues to believe that its conclusion that the consideration of $26.00 per share is greater than any value that could be realized by holders of the Preferred Stock from a liquidation or sale of assets of the Company out of the sale proceeds of the ARC Transaction and any reasonably expected proceeds from the sale of the Excluded Hotel Assets remains valid.

2.	We noticed the unqualified disclosure that indicated the average closing prices for both the Series B Preferred Stock and Series C Preferred Stock were below the $26.00 per share merger consideration for the period between the announcement of the execution of the Original Sale Agreement until the announcement of the non-binding memorandum of understanding. Please revise to disclose, if true, that the prices quoted for the Series B and C Preferred Stock during this period would not have been reflective of financial or other information publicly filed by the issuer in accordance with the periodic reporting requirements under the Securities Exchange of 1934. Alternatively, please advise us how W2007 ostensibly concluded that the existing disclosures were not inconsistent with Rule 13e-3(c)(1). Refer also to Item 15 of Schedule 13E-3 and corresponding Item 1011(c) of Regulation M-A.

Nicholas P. Panos

United States Securities and Exchange Commission

January 19, 2016

The Company respectfully advises the Staff that while the Company was not filing public reports pursuant to the Exchange Act for the period between the announcement of the execution of the Original Sale Agreement until the announcement of the non-binding memorandum of understanding, the Company made financial statements and other information available to holders of the Preferred Stock through its website during such period. Therefore, the price of the Preferred Stock may have reflected such information. In addition, the Company believes that its limited available information was well known to holders of its Preferred Stock. However, the Company has revised the disclosure in the Schedule 13E-3 in response to the Staff’s comment.

Cover Page of Schedule 13E-3

3.	In each of the above-captioned filings, box (d) on the cover page has been selected, thereby designating the statement being filed as not being included among any of the three filing types described following boxes (a)-(c). Advise us, with a view toward corrective disclosure, why W2007 concluded that the Schedule 13E-3 disclosure statement did not constitute an “information statement subject to [ ] Rule 13e-3(c).” Refer to box (a) on the cover page to Schedule 13E-3 codified at Rule 13e-100.

The cover page to Schedule 13E-3 requires a Filing Person to check box (a) if the Rule 13e-3 transaction statement is filed in connection with “[t]he filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Exchange Act.” The Company respectfully submits that it did not check box (a) because it does not view the Schedule 13E-3 to be solicitation materials or an information statement. The Company did not check box (b) because the merger consideration is payable in cash and does not involve the filing of a registration statement under the Securities Act of 1933 or box (c) as no tender offer was involved with the transaction.

The Company solicited proxies from the holders of the Preferred Stock in respect of a special meeting held in July 2015 to approve the merger in accordance with state law when it mailed the Proxy Statement to all holders of the Preferred Stock. The Proxy Statement was not filed pursuant to Regulation 14A, as the Company is subject to Exchange Act reporting requirements pursuant to Section 15(d) of the Exchange Act but does not have any securities registered under Section 12 of the Exchange Act. Because no action is being solicited from the holders of the Preferred Stock, the Schedule 13e-3 is not proxy solicitation material.

While the term “information statement” is not defined under Rule 13e-3, its definition under Regulation 14C (although not applicable to the Company) is instructive. The term “information statement” is defined in Rule 14c-1 as “the statement required by [Rule 14c-2], whether or not contained in a single document.” The obligation to distribute an information statement to holders pursuant to Rule 14c-2 requires there to be (1) a matter to

Nicholas P. Panos

United States Securities and Exchange Commission

January 19, 2016

be acted upon by the holders (either at a meeting or through a written consent) and (2) holders from whom no vote or consent is solicited.1 When the Schedule 13E-3 was first filed, the requisite approval of the merger had already been obtained at the July 2015 special meeting after solicitation material in the form of the Proxy Statement had been distributed to all holders of the Preferred Stock. Notices in respect of appraisal rights required under Tennessee law were included in the Proxy Statement, and the period for perfecting such rights under Tennessee law lapsed on the date of the special meeting. There were no holders from whom a vote or consent was not solicited with the Proxy Statement and thus no information statement would have been distributed in respect of the merger. The Company believes that the requisite disclosure under Tennessee law was provided to all holders of Preferred Stock in the Proxy Statement, and no “information statement” was necessary or appropriate in connection with the transaction, because the disclosure document in respect of the matter to be acted upon was distributed to all holders of the Preferred Stock.

Rule 13e-3(c)(2) (the section of the rule applicable to issuers subject to Section 15(d) of the Exchange Act) expressly refers to an issuer or affiliate that is soliciting proxies or distributing information statements in connection with a transaction described in Rule 13e-3(a)(3)(i)(A). It permits, but does not require, such an issuer to elect to use the timing procedures for conducting a solicitation subject to Regulation 14A or a distribution subject to Regulation 14C in complying with the disclosure requirements in paragraphs (d), (e) and (f) of Rule 13e-3. The Company elected not to adopt the timing procedures for transactions involving a solicitation subject to Regulation 14A or a distribution of an information statement pursuant to Regulation 14C, but instead to follow the default timing procedures with respect to a Rule 13e-3(a)(3)(i)(A) transaction, that of at least 20 days prior to the merger. The Schedule 13e-3 was mailed to holders of Preferred Stock on October 22, 2015, and the merger was completed on January 15, 2016.

In light of the foregoing, the Company determined that the Schedule 13E-3 did not constitute solicitation materials or an information statement and therefore respectfully submits that checking box (a) is not appropriate for the Schedule 13e-3.

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We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly, you can reach me at (310) 712-6678.

[1]	More specifically, Rule 14c-2 requires that “[i]n connection with every annual or other meeting of the holders of the class of securities registered pursuant to [Section 12 of the Exchange Act] or of a class of securities issued by an investment company registered under the Investment Company Act of 1940 that has made a public offering of securities, including the taking of corporate action by the written authorization or consent of security holders, the registrant shall transmit to every security holder of the class that is entitled to vote or give an authorization or consent in regard to any matter to be acted upon and from whom proxy authorization or consent is not solicited on behalf of the registrant pursuant to [Section 14(a) of the Exchange Act]” an information statement.

Nicholas P. Panos

United States Securities and Exchange Commission

January 19, 2016

Sincerely,

/s/ Eric M. Krautheimer

cc:	Todd Giannoble

Greg Fay

Brian Nordahl

(W2007 Grace Acquisition I, Inc.)

Anthony J. Colletta

William G. Farrar

Sharon L. Nelles

(Sullivan & Cromwell LLP)